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                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940


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1.   Name and Address of Reporting Person*

Walter, Donald F.
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     (Last)                           (First)             (Middle)

423 Sycamore Street, Suite 101
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     (Street)

Niles, MI 49120
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     (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

MetroBanCorp METB
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3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


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4.   Statement for Month/Day/Year

10/16/2002
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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [ ]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)

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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by One Reporting Person
     [ ]  Form filed by More than One Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                      5.               6.
                                  2A.                   4.                            Amount of        Owner-
                         2.       Deemed    3.          Securities Acquired (A) or    Securities       ship      7.
                         Trans-   Execution Trans-      Disposed of (D)               Beneficially     Form:     Nature of
                         action   Date, if  action      (Instr. 3, 4 and 5)           Owned            Direct    Indirect
                         Date     any       Code        ----------------------------- Following        (D) or    Beneficial
1.                       (Month/  (Month/   (Instr. 8)               (A)              Reported         Indirect  Owner-
Title of Security        Day/     Day/      ----------- Amount       or     Price     Transaction(s)   (I)       ship
(Instr. 3)               Year)    Year)     Code    V                (D)              (Instr. 3 and 4) (Instr.4) (Instr. 4)
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Common Stock,
no par value             -        -         -       -   -            -      -         32,067*          D         **
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Common Stock,
no par value             10/16/02 -         G       V   1,000        D      -          4,250*(1)       D         ***
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Common Stock,
no par value             -        -         -       -   -            -      -          2,205*          D         ****
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Explanation of Responses:
*    includes the effect of the five percent stock dividend (see note 2 -
     table 2)
**   by Donald F. Walter, Trust account
***  by Donald F. Walter and Charles T. Walter as joint tenants
**** by Donald F. Walter, IRA account
(1) On 10/16/02 Mr. Walter gifted 1,000 common shares of MetroBanCorp stock to his adult nephew who does not share the same household as Mr. Walter.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

Table II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of Deriv- Form
                                                                                                          ative     of
                                                 5.                             7.                        Secur-    Deriv-  11.
                                                 Number of                      Title and Amount          ities     ative   Nature
                                                 Derivative   6.                of Underlying     8.      Bene-     Secur-  of
             2.                3a.       4.      Securities   Date Exer-        Securities        Price   ficially  ity:    In-
             Conver-  3.       Deemed    Trans-  Acquired (A) cisable and       (Instr. 3 and 4)  of      Owned     Direct  direct
             sion or  Trans-   Execution action  or Disposed  Expiration Date   ----------------  Deriv-  Following (D) or  Bene-
1.           Exercise action   Date, if  Code    of(D)        (Month/Day/Year)           Amount   ative   reported  In-     ficial
Title of     Price of Date     any       (Instr. (Instr. 3,   ----------------           or       Secur-  Trans-    direct  Owner-
Derivative   Deri-    (Month/  (Month/   8)      4 and 5)     Date     Expira-           Number   ity     action(s) (I)     ship
Security     vative   Day/     Day/      ------- ------------ Exer-    tion              of       (Instr. (Instr.   (Instr. (Instr.
(Instr. 3)   Security Year)    Year)     Code V  (A)   (D)    cisable  Date     Title    Shares   5)      4)        4)      4)
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Option                                                                          Common
to Purchase  -        -        -         -   -   -     -      -        -        Stock    -        -       30,875(2) D       -
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Explanation of Responses:
(2) On February 5, 2002 MetroBanCorp declared a five percent stock dividend, issuable March 12, 2002 to shareholders of record of common stock on March 1, 2002. As a result, Mr. Walter received 1,470 shares of common stock of MetroBanCorp and, pursuant to anti-dilution provisions of MetroBanCorp's director stock option plan, his option for 29,405 shares of common stock became exercisable for 30,875 shares of common stock.

/s/ Donald F.Walter
by Charles V. Turean, his Attorney-in-Fact                 October 17, 2002
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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).